Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Kenon Holdings Ltd.:

We consent to the use of our report dated August 13, 2014, with respect to the combined carve-out statements of financial position of the carved-out operations of certain holdings of Israel Corporation Ltd. (“Kenon Holdings, Carve-out”) as of December 31, 2013, 2012 and January 1, 2012, and the related combined carve-out statements of income, other comprehensive income, changes in parent company investment and cash flows for each of the years in the two-year period ended December 31, 2013, incorporated herein by reference.

Our report refers to the ZIM Integrated Shipping Services Ltd. restructuring completed on July 16, 2014 that will impact ZIM’s capital debt and Kenon Holdings, Carve-out’s holdings in ZIM.

/s/ Somekh Chaikin

Certified Public Accountants (Israel)

Member firm of KPMG International

Tel Aviv, Israel

January 20, 2015